UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Extraordinary General Meeting Results

On March 26, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). As of the close of business on February 29, 2024, the record date for the Extraordinary Meeting, 79,916,252 ordinary shares of the Company were issued and outstanding and entitled to vote on each proposal at the Extraordinary Meeting.

Set forth below are the proposals voted on at the Extraordinary Meeting and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 7, 2024.

Proposal 1 – Ordinary Resolution – Approval of the Share Consolidation:

The shareholders voted to approve a share consolidation of the Company’s ordinary shares at a ratio of not less than two-for-one and not greater than twenty-for-one. The votes for, votes against, votes abstained and broker non-votes are set forth below:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
23,538,321	17,832,065	0	N/A

Proposal 2 – Ordinary Resolution – Approval of an increase in the Company’s authorized share capital:

The Extraordinary Meeting was adjourned with respect to the proposal to increase the authorized share capital of the Company. The Extraordinary Meeting will reconvene to consider this proposal at 9:00 a.m. ET on April 18, 2024.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: March 27, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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